

July 30, 2018

Keith Jensen
Chief Financial Officer
FORTINET INC
899 Kifer Road
Sunnyvale, California 94086

> **Re: FORTINET INC**
> **Form 10-Q**
> **Filed May 8, 2018**
> **File No. 001-34511**

Dear Mr. Jensen:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2018

Notes to Condensed Consolidated Financial Statements
2. REVENUE RECOGNITION, page 7

1. We note that you disclose that your sales arrangements contain multiple distinct performance obligations. However, it appears that the FortiGuard security subscription and FortiCare technical support services are bundled with hardware products and software licenses, the FortiOS operating system present in all your FortiGate appliances are updated by the Forticare technical support services, and the FortiGate hardware and software licenses are sold with a broad set of security services enabled by the FortiGuard security subscription. Please explain how your disclosure addresses the appropriateness of not combining these promised goods and services into one performance obligation. We refer you to ASC 606-10-25-19 through 25-21 and ASC 606-10-55-140D through 606-10-55-140F.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202)551-3241 or Craig Wilson, Sr. Asst. Chief Accountant, at (202)551-3226 if you have questions regarding comments on the financial statements and related matters.

                              Division of Corporation Finance
                              Office of Information Technologies
                              and Services